China Online (Bermuda) Limited
(Incorporated in Bermuda with limited liability)

File No.: 82-3654
Our ref.: LSD/COL

8th January, 2002

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

Dear Sirs

CHINA ONLINE (BERMUDA) LIMITED (the "Company")
INFORMATION FURNISHED PURSUANT TO RULE 12G3-2(B)
UNDER THE SECURITIES EXCHANGE ACT

We would like to submit the following documents issued by the Company pursuant to Rule 12g3-2(b) under the Securities Exchange Act: -

1. An announcement dated 3rd December, 2001, published (in the English Language) in Hong Kong iMail and published (in the Chinese Language) in Hong Kong Economic Times, both on 4th December, 2001; and

2. A notice dated 18th December, 2001, published (in the English Language) in Hong Kong iMail and published (in the Chinese Language) in Hong Kong Economic Times, both on 18th December, 2001.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter.

Yours faithfully
For and on behalf of
China Online (Bermuda) Limited

Fung Ching Man, Ada
Company Secretary

Enc.

中國網絡（百慕達）有限公司
香港灣仔駱克道333號中國網絡中心47字樓

AF/rc/02007L

China Online (Bermuda) Limited

(Incorporated in Bermuda with limited liability)

CONNECTED TRANSACTION

The Directors announce that on 26th November, 2001, the directors of Fulltime Profits, a non wholly-owned subsidiary of the Company, have resolved, upon completion of the Subscription, to issue and allot to Superior Team, a wholly-owned subsidiary of the Company, a total of 600 Rights Shares of US$1.00 each in the share capital of Fulltime Profits for the Consideration in cash pursuant to the Rights Issue of Fulltime Profits. The Directors, including the independent non-executive Directors, considered that the issue price of the Rights Shares is fair and reasonable.

The Rights Shares will rank pari passu in all respects with the existing issued Shares. The Rights Shares will be issued at a price of HK$50,000.00 per Rights Share and will represent approximately 600.00 per cent. of the existing issued share capital of Fulltime Profits and approximately 85.71 per cent. of the enlarged issued share capital of Fulltime Profits. After the Subscription, the Group's shareholding in Fulltime Profits will increase from the existing 55.00 per cent. to approximately 93.57 per cent. of the enlarged issued share capital.

The application for Subscription by Superior Team to Fulltime Profits was made on 26th November, 2001.

SUBSCRIPTION

The Company announced that on 26th November, 2001, the directors of Fulltime Profits resolved, upon completion of the Subscription, to issue and allot to Superior Team a total of 600 Rights Shares of US$1.00 each in the share capital of Fulltime Profits, consisting of 330 Rights Shares which being Superior Team's rights entitlement in the Rights Issue and 270 Rights Shares which being the rights entitlement in the Rights Issue assigned from the other shareholder of Fulltime Profits to Superior Team for the Consideration in cash pursuant to the Rights Issue of Fulltime Profits. The Directors, including the independent non-executive Directors, considered that the issue price of the Rights Shares at a premium of 0.52 per cent., which is based on the latest unaudited pro-forma net asset value per Share of Fulltime Profits as at 30 September 2001, is fair and reasonable. Payment for the Consideration will be funded by internal resources of the Company.

The Rights Shares will rank pari passu in all respects with the existing issued Shares. The Rights Shares will be issued at a price of HK$50,000.00 per Rights Share and will represent approximately 600.00 per cent. of the existing issued share capital of Fulltime Profits and approximately 85.71 per cent. of the enlarged issued share capital of Fulltime Profits. After the Subscription, the Group's shareholding in Fulltime Profits will increase from the existing 55.00 per cent. to approximately 93.57 per cent. of the enlarged issued share capital.

REASONS OF SUBSCRIPTION

The Company is an investment holding company and it is, through its subsidiaries, involved in mobile handset distribution in Hong Kong, intelligent building system integration operation in the PRC, investment with strategic partners in distribution networks in the PRC, and strategic investments. The Subscription for the Rights Shares is to provide working capital and reduce indebtedness of Fulltime Profits.

INFORMATION OF FULLTIME PROFITS

The Rights Issue is conditional upon, inter alia, the approval of the Stock Exchange and, if any, any other regulatory authorities. Fulltime Profits is an investment holding company. The principal activities of Fulltime Profits' subsidiaries are intelligent building integration operation and strategic investment in the distribution network of mobile handsets and accessories in the major cities of the PRC.

GENERAL

There are no other conditions to which the Subscription is subject. The application for Subscription by Superior Team to Fulltime Profits was made on 26th November, 2001. Before the completion of the Subscription, Fulltime Profits was a 55.00 per cent. owned indirect subsidiary of the Company. The remaining 45.00 per cent. of the issued share capital of Fulltime Profits is held by an independent third party. Save as the aforesaid shareholding of 45.00 per cent. in the issued share capital of Fulltime Profits, the independent third party is not connected with the Company.

The subscription for the 270 Rights Shares being the taking up of the rights entitlement in the Rights Issue assigned from the other shareholder of Fulltime Profits to Superior Team constitutes a connected transaction for the Company under Chapter 14 of the Listing Rules.

The Consideration does not exceed 3 per cent. of the book value of the net tangible assets of the Company as disclosed in the latest published unaudited consolidated accounts of the Company as at 30th June, 2001. Therefore, the Subscription is not subject to approval of the shareholders of the Company.

DEFINITIONS

"Company"	China Online (Bermuda) Limited, a company incorporated with limited liability in Bermuda, the shares of which are listed on the Stock Exchange
"Consideration"	HK$30,000,000.00
"Director(s)"	the director(s) of the Company
"Fulltime Profits"	Fulltime Profits Limited, a company incorporated with limited liability in the British Virgin Islands, a non wholly-owned subsidiary of the Company
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China
"Rights Issue"	the proposed issue by way of rights of 600 new Shares at HK$50,000.00 per Rights Share on and subject to the terms of the Rights Issue
"Rights Share(s)"	new Share(s) to be issued pursuant to the Rights Issue
"Share(s)"	share(s) of US$1.00 each in the share capital of Fulltime Profits
"Shareholders"	shareholders of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription"	the subscription of the Rights Shares by Superior Team
"Superior Team"	Superior Team Limited, a company incorporated with limited liability in the British Virgin Islands, a wholly-owned subsidiary of the Company
"US$"	the United States dollars, the lawful currency of the U.S.A.

By Order of the Board
China Online (Bermuda) Limited
Law Wing Kit, Stephen
Chairman

Hong Kong, 3rd December, 2001

China Online (Bermuda) Limited

中國網絡(百慕達)有限公司*

(於百慕達註冊成立之有限公司)

關連交易

董事宣佈，於二零零一年十一月二十六日，本公司之非全資附屬公司Fulltime Profits之董事議決，根據Fulltime Profits配售新股，於認購完成後向本公司之全資附屬公司Superior Team發行及配發合共600股Fulltime Profits股本中每股面值1.00美元之配售股份，以換取現金代價。董事(包括獨立非執行董事)認為配售股份之發行價公平及合理。

配售股份將在各方面與現有已發行股份享有同等權益，並將按每股配售股份50,000.00港元之價格發行。配售股份將相當於Fulltime Profits現有已發行股本約600.00%，及相當於Fulltime Profits經擴大已發行股本約85.71%。在認購後，本集團於Fulltime Profits之股權將由現時之55.00%增至其經擴大已發行股本約93.57%。

Superior Team向Fulltime Profits認購之申請已經於二零零一年十一月二十六日作出。

認購

本公司宣布，二零零一年十一月二十六日，Fulltime Profits之董事議決，根據Fulltime Profits配售新股，於認購完成後向Superior Team發行及配發合共600股Fulltime Profits股本中每股面值1.00美元之配售股份，當中包括Superior Team根據配售新股配額獲配發之330股配售股份及Superior Team獲Fulltime Profits之其他股東轉讓其根據配售新股配額獲配發之270股配售股份，以換取現金代價。董事(包括獨立非執行董事)認為，根據Fulltime Profits於二零零一年九月三十日的最新未經審核備考每股資產淨值計算之配售股份發行價有0.52%之溢價，屬公平及合理。本公司將以內部資源支付代價。

配售股份將在各方面與現有已發行股份享有同等權益，並將按每股配售股份50,000.00港元之價格發行。配售股份將相當於Fulltime Profits現有已發行股本約600.00%，及相當於Fulltime Profits經擴大已發行股本約85.71%。在認購後，本集團於Fulltime Profits之股權將由現時之55.00%增至其經擴大已發行股本約93.57%。

認購之原因

本公司乃一間投資控股公司，透過其附屬公司在香港分銷手提電話，在中國經營智能大廈系統集成業務，在中國與策略夥伴投資於分銷網絡，以及進行策略投資。認購配售股份是為Fulltime Profits提供營運資金及減低其債務。

有關FULLTIME PROFITS之資料

配售新股須待(其中包括)聯交所及(如有)任何其他規管機關授出批准，方可進行。Fulltime Profits乃一間投資控股公司，其附屬公司主要在中國主要城市經營智能大廈系統集成業務及策略性投資於手提電話及配件。

一般事項

認購並無受其他條件規限。Superior Team向Fulltime Profits認購之申請已經於二零零一年十一月二十六日作出。於認購完成前，Fulltime Profits乃本公司擁有55.00%權益之間接附屬公司。Fulltime Profits之已發行股本其餘45.00%由一名獨立第三者持有。除上文所述於Fulltime Profits已發行股本中持有45.00%股權外，該名獨立第三者與本公司並無關連。

根據上市規則第14章，認購Superior Team獲Fulltime Profits之其他股東轉讓其根據配售新股配額獲配發之270股配售股份構成本公司之關連交易。代價不超過本公司於二零零一年六月三十日之最近期公佈未經審核綜合賬目中披露之本公司有形資產淨值賬面值之3%。因此，認購毋須經本公司股東批准。

釋義

「本公司」	指	中國網絡(百慕達)有限公司，一間於百慕達註冊成立之有限公司，其股份在聯交所上市
「代價」	指	30,000,000.00港元
「董事」	指	本公司董事
「Fulltime Profits」	指	Fulltime Profits Limited，一間於英屬處女群島註冊成立之有限公司，本公司之非全資附屬公司
「本集團」	指	本公司及其附屬公司
「港元」	指	香港法定貨幣港元
「上市規則」	指	聯交所證券上市規則
「中國」	指	中華人民共和國
「配售新股」	指	根據及按照配售新股之條款，以配售方式按每股配售股份50,000.00港元之價格建議發行600股新股份
「配售股份」	指	根據配售新股將發行之新股份
「股份」	指	Fulltime Profits股本中每股面值1.00美元之股份
「股東」	指	本公司股東
「聯交所」	指	香港聯合交易所有限公司
「認購」	指	由Superior Team認購配售股份
「Superior Team」	指	Superior Team Limited，一間於英屬處女群島註冊成立之有限公司，本公司之全資附屬公司
「美元」	指	美國法定貨幣美元

承董事會命
中國網絡(百慕達)有限公司
主席
羅永傑

香港，二零零一年十二月三日

* 中文名稱僅供識別

18th December, 2001

Hong Kong iMail

China Online (Bermuda) Limited

(incorporated in Bermuda with limited liability)

RESIGNATION OF NON-EXECUTIVE DIRECTOR

The board of directors (the "Board") of China Online (Bermuda) Limited (the "Company") announces that Mr. Chen Chi Lin, Peter has resigned as Non-Executive Director of the Company with effect from 17th December, 2001.

On behalf of the Board, I would like to thank Mr. Chen for his valuable contributions to the Company during his tenures.

By Order of the Board
Fung Ching Man, Ada
Company Secretary

Hong Kong, 18th December, 2001

Hong Kong Economic Times

China Online (Bermuda) Limited
中國網絡(百慕達)有限公司*
(於百慕達註冊成立之有限公司)

非執行董事辭任

中國網絡(百慕達)有限公司(「本公司」)之董事會(「董事會」)宣佈，陳繼霖先生已於二零零一年十二月十七日辭任為本公司之非執行董事。

本人謹代表董事會，感謝陳先生在任期間對本公司之寶貴貢獻。

承董事會命
公司秘書
馮靖文

香港，二零零一年十二月十八日

* 中文名稱僅供識別